1717 Main Street, Suite 3700 Dallas, Texas 75201 214.659.4400 Phone 214.659.4401 Fax andrewskurth.com Joseph A. Hoffman (214) 659-4593 Phone (214) 659-4861 Fax jhoffman@andrewskurth.com

February 26, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Independent Bank Group, Inc.
Registration Statement on Form S-4
Filed January 15, 2014
File No. 333-193373

Ladies and Gentlemen:

We are submitting this letter on behalf of our client, Independent Bank Group, Inc. (“Independent”), in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated February 12, 2014 (the “Staff Letter”) relating to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”). Independent is concurrently filing Amendment No. 1 to its Registration Statement (“Amendment No. 1”) which, among other things, responds to the Staff’s comments set forth in the Staff Letter.

In this letter, we have reproduced the comments from the Staff Letter in italicized, bold type and followed each comment with Independent’s response. Except as otherwise specifically indicated, page references in our responses correspond to the pages of Amendment No. 1.

General

1.	Please note the updating requirements of Rule 3-12 of Regulation S-X and consider the need to update the financial statements included in your registration statement accordingly. In addition, please also consider the need to provide an updated consent from your independent accountant in your next pre-effective amendment.

Response:	Independent has noted and considered the updating requirements of Rule 3-12 of the Registration S-X. Independent has included updated consents in Amendment No. 1.

Austin        Beijing        Dallas         Houston        London        New York        Research Triangle Park        The Woodlands        Washington, DC

Securities and Exchange Commission

February 26, 2014

2.	Please supplementally provide the staff with the Board Books prepared by each financial advisor.

Response:	The Company is providing to the Staff under separate cover and on a confidential basis the reports prepared by Sterne Agee and Sandler O’Neill in connection with rendering their respective fairness opinions to the boards of directors of Independent and BOH Holdings at their respective board meetings on November 21, 2013 and November 19, 2013.

3.	Please confirm that Independent did not provide financial projections to BOH.

Response:	Independent advises that it did not provide financial projections to BOH.

Cover Page(s)

4.	We note the various formulas that will impact the cash and stock consideration. In the first paragraph please provide a range of consideration values that shareholders may receive for each BOH share they hold. In addition, please confirm to us that the Boards will resolicit outside this range.

Response:	In the first paragraph of each of the Cover Pages, Independent has provided a range of consideration value that BOH shareholders may receive for each BOH share they hold. In the unlikely event that the consideration will fall below the range, the Boards of Independent and BOH do not plan to resolicit. Please see Independent’s response to Comment No. 14.

5.	Please confirm that each cover page will not exceed one page and will be in a font no smaller than 10 pt.

Response:	Each cover page has been revised so that it will not exceed one page and will be in a font no smaller than 10 pt.

6.	Due to the complexity of your pricing structure, please provide a cross reference to the more detailed explanation of the price in your prospectus.

Response:	Independent has provided a cross reference in the Cover Pages to the more detailed explanation of the price in the prospectus.

7.	Please remove all references to adjustments to the consideration “as set forth in the reorganization agreement.” Any impacts on the consideration should be described on the cover page, summarized in the summary, and detailed in the body of the prospectus.

Response:	Independent has removed all references to adjustments to the consideration “as set forth in the reorganization agreement.”

8.	Please tell us whether and how you intend to provide investors with updated information with regard to the merger consideration.

Response:	The votes on the merger will occur prior to the closing of the merger (such closing, anticipated to be April 1, 2014). Independent will provide BOH shareholders and investors with updated information with regard to the merger in the following ways:

(1)	A Current Report on Form 8-K with the required Item 5.07 disclosure, including the results of the voting of the shareholders of Independent and BOH at the special meetings, to be filed with the Commission within four business days after the Independent special meeting has been held;

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February 26, 2014

(2)	A press release upon closing of the merger, and inclusion of such press release in a Current Report on Form 8-K filing with the Commission; and

(3)	By letter to the BOH shareholders when sending the letter of transmittal for the surrender of their respective stock certificates after consummation of the merger, which letter will be included in a Current Report on Form 8-K filing with the Commission.

In the event there is a material change in the pricing information prior to voting, Independent would update its joint proxy statement/prospectus through a supplement that would be provided to Independent and BOH Holdings shareholders.

Questions and Answers

What consideration will BOH Holdings’ shareholders receive for each share…, page 3

9.	Please summarize all components of the consideration, including those that you currently refer to in the reorganization agreement.

Response:	Independent has summarized all components of the consideration to BOH shareholders (pages 2 and 86).

What is BOH Holdings’ current tangible book value?, page 3

10.	Please update this section to reflect the tangible book value as of December 31, 2013 and make corresponding changes throughout the prospectus.

Response:	Independent has updated this section (pages 3, 14 and 83) and disclosure throughout the joint proxy/prospectus (including pages 14 and 83) to reflect the tangible book value of BOH as of December 31, 2013.

11.	Please include how tangible book value will be calculated and make corresponding changes throughout the prospectus.

Response:	Independent has indicated here (page 3) and in the disclosure throughout the prospectus (including pages 14 and 83) how BOH’s tangible book value will be calculated.

Securities and Exchange Commission

February 26, 2014

12.	We note the disclosure includes an estimate of net income for the period of September 30, 2013 to March 31, 2014. Please update this section to reflect the period December 31, 2013 to March 31, 2014 and confirm you will update this section if March 31, 2014 net income information becomes available before you mail. Please make corresponding changes throughout the prospectus.

Response:	Independent has updated this section and elsewhere (pages 3, 14 and 83) to reflect the period from September 30, 2013, through December 31, 2013 (actual results) and include an estimate of net income for the period from January 1, 2014, through April 1, 2014, the currently estimated closing date (although delays could occur). Independent will further update this section, if, for the period from January 1, 2014, through March 31, 2014, net income information becomes available before the prospectus is mailed.

13.	We note your more detailed disclosure on page 81 specifically includes certain costs to be included in the net worth calculation. Because many of these costs can be estimated by BOH but will not be readily apparent to shareholders, please disclose estimates for each of these costs and disclose the impact such estimates in aggregate will have on BOH’s net worth. We note that the latest net income number you have provided is not that far off the $70 million threshold. Please make corresponding changes through the prospectus.

Response:	Independent has disclosed estimates here (page 84) and throughout the prospectus for each of the anticipated costs and has disclosed the impact such estimates in the aggregate would have on BOH’s tangible book value. Because BOH is profitable and recording net income each month, Independent believes that BOH’s estimated amount of tangible book value is meaningfully above the $70 million threshold and that no adjustment is likely.

14.	Please disclose whether Independent will resolicit if the BOH tangible book value falls below $65 million and it desires to effect the merger. If not, please include this fact in the summary, risk factors, and in the body of the prospectus. In addition, please include a discussion of the Board’s fiduciary duties with regard to this decision and the factors the Board will consider when making this determination.

Response:	Independent does not intend to resolicit proxies in the unlikely event that BOH’s tangible book value falls below $65 million, but intends to effect the merger. This fact has been disclosed in the summary (page 14), in two new risk factors (page 50) and in the body of its prospectus (page 85). Independent has included a discussion of the Board’s fiduciary duties with regard to this discussion and the factors the Board will consider in making this determination (page 85).

Securities and Exchange Commission

February 26, 2014

Selected Unaudited Pro Forma Combined Financial Information, page 34

15.	We note your unaudited pro forma combined financial statements included on pages 35 through 37 do not appear to be in compliance with Article 11 of Regulation S-X. In order to provide investors with the necessary information about the continuing impact of each of the transactions on the Company, please refer to Article 11 of Regulation S-X and revise your disclosures accordingly. Consider presenting, in separate columns, the historical results of each of the companies (i.e., Independent Bank Group, Collin Bank, Live Oak Financial Corp, and BOH), pro forma adjustments related to each of the individual acquisitions (i.e., Collin Bank, Live Oak Financial Corp, and BOH), and the pro forma results. All adjustments should be referenced to notes which clearly explain the assumptions involved.

Response:	As discussed with the Staff, the Company has not provided separate columns for Collin Bank and Live Oak Financial Corp. because individually and in the aggregate such acquisitions do not meet the significance test. The Company has expanded its pro formas to indicate the information for BOH Holdings and the adjustments in the pro forma consolidated balance sheet and in the pro forma consolidated income statements.

16.	As a related matter, it appears you may have condensed various line items of the financial statements in your current pro forma presentation that should be shown separately. In preparing your revised unaudited pro forma combined financial statements, please refer to Rule 11-02(b)(3) of Regulation S-X, and revise your document accordingly.

Response:	The Company has expanded the various items of the financial statements and in each case has set forth each income statement item greater than 15% of average net income over the three most recent fiscal years and each balance sheet item greater than 10% of total assets.

17.	Please revise the notes to the unaudited pro forma combined financial statements to include the following for each individual acquisition:

•	the calculation of the purchase price in a tabular format; and

•	an allocation of the purchase price in a tabular format, detailing fair value adjustments to assets and liabilities and recognizing any intangible assets.

Response:	Independent has included the requested information in the pro forma information included on pages 42 and 43.

Securities and Exchange Commission

February 26, 2014

The Merger, page 77

18.	Please remove the qualification in the preamble to this section; this section must accurately describe all material terms of the merger.

Response:	Independent has removed the qualification in the preamble to this section (page 82).

Treatment of Shares of BOH Holdings Common Stock, page 77

19.	In the penultimate paragraph of this section on page 79, please disclose the per share consideration as of a recent date, giving effect to the variables you have tied into the consideration. You may present this as a range or a fixed price, with your assumptions clearly disclosed and a statement that the price will change if the assumptions are not accurate. Please provide us with your analysis as to why you believe the assumptions are reasonable.

Response:	Independent has disclosed the per share consideration as of a recent date, giving effect to the variables and assumptions tied to consideration and provided a statement that the price will change if the assumptions are not accurate. Independent believes these assumptions are reasonable for the following reasons:

(1)	Under the reorganization agreement, no more stock options may be granted.

(2)	The number of outstanding stock options has been reduced to approximately 292,238, with over 400,000 stock options being exercised since December 31, 2013.

(3)	Independent believes it has accurate estimates of costs, and since BOH has been consistently profitable and consistently recording net income on a monthly basis, Independent expects net income to add to tangible book value, between January 1, 2014, and closing.

(4)	The BOH Board has terminated its Series D preferred stock plan and can definitively count the maximum shares that may now be issued thereunder.

Treatment of BOH Holdings Series D Preferred Stock, page 79

20.	Please disclose how many shares of Series D Preferred stock are currently outstanding as of a recent date; whether employees have the right to increase their payroll deductions between such recent date and the date the Board sets to apply their deductions; and, if no increases are allowed, a reasonable estimate of the number of outstanding Series D shares as of March 31st.

Response:	Independent has disclosed the number of shares of Series D preferred stock that are outstanding as of February 18, 2014 (112,042) and the maximum remaining number of Series D preferred stock that may be issued before closing (26,090) (pages 16, 83 and 88). On February 18, 2014, the BOH Board adopted resolutions terminating this plan effective April 1, 2014, and thus, the amount outstanding and the amount estimated equals the maximum number of shares of Series D Preferred stock to be converted into shares of BOH Holdings common stock prior to the closing.

Securities and Exchange Commission

February 26, 2014

Treatment of the BOH Holdings Options, page 79

21.	Please disclose how many options are currently outstanding; if more options may be granted before the merger closes; and the impact of the exercise of these options on the cash or stock consideration to be received by shareholders.

Response:	Independent has disclosed the options outstanding at February 18, 2014 (292,238). No additional options may be granted under the terms of the reorganization agreement (page 89 and throughout the prospectus).

Background to the Merger, page 82

22.	Please revise this section to include more detail with regard to the negotiation process. For example, what was the “preliminary verbal valuation” that Mr. Brooks presented to Mr. Stein on September 3, 2013 and upon what was this valuation based? In what ways was the Independent proposal superior to the proposal by Bank C? What revisions were discussed at the October 21, 2013 meeting with regard to the letter of intent? What caused Mr. Brooks to increase Independent’s offer after the BOH Board had determined the proposal was superior? Describe the in-depth discussions that occurred on November 7, 2013 and discuss how the merger consideration changed from Independent’s proposal of $170 million. Discuss the negotiation of the complex consideration formulas and the concerns they attempt to address.

Response:	Independent has revised this section to include more detail with regard to the negotiation process, answering the Staff’s questions (page 90).

Fairness Opinion of Independent’s Financial Advisor, page 87

23.	Please disclose the financial projections BOH delivered to Independent’s financial advisor.

Response:	Independent has described the financial projections that BOH delivered to Independent’s financial advisor (pages 96 and 97).

Fairness Opinion of BOH Holdings’ Financial Advisor, page 93

24.	Please disclose that Sandler O’Neill has consented to the inclusion of its opinion in the prospectus.

Response:	Independent has disclosed that both Sandler O’Neill and Sterne Agee have consented to the inclusion of their opinions in the prospectus (pages 101 and 113).

Securities and Exchange Commission

February 26, 2014

Sandler O’Neill’s Compensation and Other Relationships with BOH…, page 103

25.	Please revise the last sentence of the first paragraph to disclose any compensation Sandler O’Neill has received from BOH over the last two years, not just compensation from investment banking services.

Response:	Independent has updated the disclosure on page 113 to reflect payment of a $100,000 fee to Sandler O’Neill for rendering a fairness opinion to BOH in connection with this transaction. Sandler O’Neill has not received any other compensation from BOH over the last two years, other than compensation for investment banking services.

Financial Interests of Directors and Officers of BOH…, page 120

26.	With regard to each individual named in this section (and in the summary), please quantify the aggregate financial interest they have as a result of the merger transaction. Please include all payments, such as those discussed on page 267.

Response:	Independent has quantified the aggregate financial interest, including all payments, that each listed individual will receive as a result of the merger (page 130).

27.	With regard to change in control payments, please disclose these payments in the aggregate, as well as part of the individual calculations.

Response:	Independent has disclosed the change-in-control payments in the aggregate as well as part of the individual calculations (page 131).

Material US Federal Income Tax Consequences of the Merger, page 122

28.	Please remove the last sentence on page 122 to clarify that this section constitutes the opinion of counsel, rather than referring shareholders to the exhibit.

Response:	The last sentence has been removed (page 134).

US Federal Income Tax consequences of the Merger Generally, page 124

29.	Please clarify that it is the opinion of both counsels that the merger will be treated as a reorganization under Section 368(a). Currently, you refer to that statement as a discussion, rather than an opinion.

Response:	Independent has clarified that it is the opinion of both counsels that the merger will be treated as a reorganization under Section 368(a) (page 134).

Securities and Exchange Commission

February 26, 2014

Beneficial Ownership of BOH Holdings…, page 270

30.	Please add a column to reflect the ownership of the BOH series D stock.

Response:	Independent has added a column to reflect the ownership of the BOH Series D stock (page 280).

31.	We note that Mr. Viola is a Director of Independent. Please update this table to reflect his ownership in the total for officers and directors.

Response:	Mr. Vincent Viola is not a director of Independent, and thus his stock ownership should not be included in the total for officers and directors.

Appendix C

32.	Please have Sterne revise its fairness opinion to remove the term “solely” from the first sentence of the penultimate paragraph; they may limit their opinion as to scope but not person. Also, please amend the prospectus to state that Sterne Agee has consented to the inclusion of its opinion in the prospectus.

Response:	Sterne Agee has revised its fairness opinion to remove the term “solely” from the first sentence of the penultimate paragraph.

Exhibits

33.	Please include all material agreements as exhibits or, to the extent these agreements have already been filed, please include cross references in your exhibit index. For example, we note Mr. Stein’s employment agreement is not referenced.

Response:	Independent has included and/or cross referenced all material exhibits, including Mr. Stein’s employment agreement.

Please refer any questions to the undersigned at 214-659-4593. Thank you.

Very truly yours,

/s/ Joseph A. Hoffman

Joseph A. Hoffman

cc:	Mr. David R. Brooks
William T. Luedke IV, Esq.
Jason Jean, Esq.
Mark Haynie, Esq.
Dudley W. Murrey, Esq. (of the firm)
Quentin Collin Faust, Esq. (of the firm)